UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-32518

CUSIP Number: 67059V100

☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________

PART I – REGISTRANT INFORMATION

NUO THERAPEUTICS, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

207A Perry Parkway, Suite 1
Address of Principal Executive Office

Gaithersburg, MD 20877
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 26, 2016, Nuo Therapeutics, Inc. (the “Company”) filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), which is being administered under the caption “In re: Nuo Therapeutics, Inc.”, Case No. 16-10192 (MFW) (the “Chapter 11 Case”).

By letter to the Securities and Exchange Commission (the “Commission”) dated March 29, 2016, the Company requested modification of its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the Securities Exchange Act Release No. 9660 (June 30, 1972) and the Commission’s Staff Legal Bulletin No. 2 (April 15, 1997) (the “No-Action Request Letter”). As of March 31, 2016, the Commission had not granted or denied the Company’s request for no-action relief.

The Form 10-K for the fiscal year ended December 31, 2015, for the registrant could not be filed within the prescribed period because of the limitations on staffing, the Company’s limited financial resources and the significant additional burdens that the Company’s Chapter 11 Case has imposed on the Company’s available human and financial resources. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David E. Jorden	240	499-2680
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nuo Therapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2016	By:	/s/ David E. Jorden
David E. Jorden
Acting Chief Executive Officer & Acting Chief Financial Officer